UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 5, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS
TERRITORIES AND POSSESSIONS, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN
REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933) OR IN OR INTO ANY OTHER JURISDICTION WHERE
SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW
MARKET RELEASE
Sibanye-Stillwater concludes tender process to retire certain of its US$450 million convertible bonds
Johannesburg, 5 September 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SGBL) is pleased to announce the conclusion of its previously announced invitation to tender Convertible Bonds for purchase up to the aggregate principal amount corresponding to US$50 million in aggregate purchase price
(including accrued interest) to holders of its US$450 million 1.875 per cent. Guaranteed Unsecured
Convertible Bonds due 2023 (Convertible Bonds) (Invitation).
The Final Buyback Price is 75.00 per cent. (expressed as a percentage of each US$200,000 in principal amount of the Convertible Bonds). No Convertible Bonds tendered for purchase at a purchase price above the Final Buyback Price will be accepted for purchase pursuant to the Invitation. Terms not otherwise defined in this press release have the same meaning as defined in the launch press release published by Sibanye-Stillwater on 4 September 2018.
Eligible Holders who have submitted valid Tender Instructions and whose Convertible Bonds are accepted for purchase (Tendered Bonds) in the Invitation will receive on the Settlement Date a cash consideration equal to the Final Buyback Price. Sibanye-Stillwater will also pay, in relation to the Tendered
Bonds, an amount in cash equal to interest accrued but unpaid on the Convertible Bonds up to (but excluding) the Settlement Date. Based on the expected Settlement Date of 11 September 2018, the
Accrued Interest Payment shall be US$1,718.75 per US$200,000 in principal amount of the Convertible
Bonds or 0.86 per cent. of each US$200,000 in principal amount of the Convertible Bonds.
Sibanye-Stillwater has decided to accept Convertible Bonds submitted pursuant to valid Tender
Instructions which specified a purchase price equal to or below the Final Buyback Price in an aggregate principal amount of US$66,000,000 (Acceptance Amount).
Convertible Bonds submitted pursuant to valid Tender Instructions which specified a purchase price below the Final Buyback Price will be accepted in full without any pro rata scaling. Convertible Bonds submitted pursuant to valid Tender Instructions which specified a purchase price equal to the Final
Buyback Price will be pro-rated.
The Total Purchase Price in respect of the Tendered Bonds will be US$50,067,187.50.
As announced on 4 September 2018, the Company has also launched a tender process to retire up to
US$350 million (including accrued interest) of its 6.125% bond Notes due 27 June 2022 (the 2022 Notes)
and 7.125% bond Notes due 27 June 2025 (the 2025 Notes). For more information to the process, please
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

refer to
https://www.sibanyestillwater.com/investors/documents-circulars/2018/item/360-high-yield-
bond.
Contact details
Investor relations enquiries should be directed to Sibanye-Stillwater at:
Email: ir@sibanyestillwater.com
James Wellsted
Senior Vice President: Investor Relations
Tel: +27 83 453 4014
+27 10 493 6923
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Advisors:
Linklaters LLP and ENSafrica are acting as legal advisors to Sibanye-Stillwater.
White & Case LLP are acting as legal advisors to the International Dealer Managers.
Information on the International Dealer Managers
The International Dealer Managers and their respective affiliates have provided, from time to time, and in the future may provide, certain commercial banking, investment banking and financial advisory services to Sibanye-Stillwater and its affiliates, for which they have received, and in the future will receive, customary fees. In the future, they may also provide investment banking and financial advisory services to Sibanye-Stillwater and its affiliates for customary fees. At any given time, the International Dealer Managers may trade the Convertible Bonds or other securities of
Sibanye-Stillwater for their own accounts or for the accounts of customers, and, accordingly, may hold a long or short position in the Convertible Bonds or other securities of Sibanye-Stillwater, and may tender securities as part of the Invitation.
For the avoidance of doubt, Barclays Bank PLC is acting as International Dealer Manager exclusively outside of the
Republic of South Africa and has no obligation whatsoever in connection with the Invitation towards Bondholders resident in the Republic of South Africa. Bondholders resident in the Republic of South Africa should contact Absa
Bank Limited, acting through its Corporate and Investment Banking division, in respect of any queries relating to the
Invitation.
Barclays Bank PLC is acting as the international billing and delivering bank in relation to Bondholders located outside of South Africa.
Important Notice
Barclays Bank PLC is authorised by the Prudential Regulatory Authority and regulated by the Financial Conduct
Authority and Prudential Regulatory Authority, is acting for Sibanye-Stillwater only in connection with the Invitation and will not be responsible to anyone other than Sibanye-Stillwater for providing the protections offered to the clients of Barclays Bank PLC, nor for providing advice in relation to the Invitation or any matters referred to in this announcement.
This announcement does not constitute an invitation to participate in the Invitation. The distribution of this announcement in certain jurisdictions may be restricted by laws and regulations. Persons into whose possession this announcement comes are required by each of Sibanye-Stillwater and the International Dealer Managers to inform themselves about and to observe any such restrictions.
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can”
and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of
Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-
looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 5, 2018
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer